Subsidiaries of the Registrant	Exhibit 21

The listing below includes the significant subsidiaries of the Corporation. All subsidiaries are wholly owned by Safeco Corporation.

1.	Safeco Insurance Company of America (WA)

2.	General Insurance Company of America (WA)

3.	Safeco Life Insurance Company (WA)

4.	American States Insurance Company (IN)

5.	American Economy Insurance Company (IN)